SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Form 11-K
_________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2010 and 2009
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2010

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23
Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina

June 29, 2011

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value
Money market funds	$62,189	$73,330
Pooled separate accounts	19,318,000	14,844,748
Common stock	1,762,464	1,731,457
Stable asset fund	7,853,522	6,380,553
Total investments	28,996,175	23,030,088

Receivables
Participant loans	1,859,040	1,562,235
Employer's contributions	92	98
Participants' contributions	161	143
Total receivables	1,859,293	1,562,476
Total assets	30,855,468	24,592,564
Liabilities:
Refund payable for excess contributions	72,024	75,363
Net assets available for benefits, before adjustment	30,783,444	24,517,201
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(228,743)	148,926
Net assets available for benefits	$30,554,701	$24,666,127

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in fair value of investments	$3,146,618	$4,014,499
Interest and dividend income	615,424	455,049
Total investment income	3,762,042	4,469,548
Contributions:
Employer	1,139,422	1,051,459
Employee	2,720,197	2,492,003
Rollovers	106,126	4,884
Total contributions	3,965,745	3,548,346
	7,727,787	8,017,894
Deductions from net assets attributed to:
Benefits paid to participants	1,802,681	975,095
Administrative expenses	36,532	37,136
Total deductions	1,839,213	1,012,231

Net increase in net assets	5,888,574	7,005,663
Net assets available for benefits at beginning of year	24,666,127	17,660,464
Net assets available for benefits at end of year	$30,554,701	$24,666,127

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan.  Reliance Trust Company (“Reliance”) is the Plan’s trustee.  However, Reliance is only the custodian of the World Acceptance Common Corporation Stock.  The Standard Insurance Company (“Standard”) is the custodian of all other Plan assets.

(b)	Administrative Costs

Substantially all administrative costs of the Plan are paid by the Plan.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts.  The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution as determined annually by the board of directors.

The Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $5,500 catch-up contribution in 2010 and 2009.  Catch-up contributions totaled $38,845 in 2010 and $51,158 in 2009.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of nonforfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options.  Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than four times annually.

(g)	Participant Loans Receivable

The Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as deductions from participant accounts and accounted for separately.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest that is commensurate with local prevailing rates as determined quarterly by the Plan administrator.

(h)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(i)	Forfeitures

Forfeitures are used to reduce employer contributions to the Plan. Forfeitures used as a reduction of employer contributions were $37,935 and $52,373 in 2010 and 2009, respectively.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investments

At December 31, 2010 and 2009, the Plan’s investments included money market funds, pooled separate accounts, World Acceptance Corporation (“Company”) common stock and the Stable Asset Fund.  Pooled separate accounts and World Acceptance Corporation common stock are stated at net asset value based principally on quoted market price.  The Stable Asset Fund represents a deposit administration contract.  See Note 6 “Deposit Administration Contract” for a further description of this contract.   Money market funds are stated at net asset value.  Purchases and sales are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.

(c)	Participant Loans Receivable

Participant loans are carried at their unpaid principal balance.

(d)	Contribution Refund

Refunds payable to participants at December 31, 2010 and 2009 were $72,024 and $75,363, respectively. These refunds were due to excess contributions, which were refunded to participants in 2011 for the year ended December 31, 2010 and in 2010 for the year ended December 31, 2009.

(e)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Investment Risk

The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a deposit administration contract. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(h)	Reclassifications

Certain 2009 amounts have been reclassified to conform to 2010 presentation.  As a result, there were no changes to net assets available for benefits or increase in net assets.

(i)	Recent Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s’ financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Plan Termination

Although it has not expressed any intent to do so, World Acceptance Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Plan has adopted a prototype plan designed by PFPC, Inc.  The prototype plan obtained an opinion letter dated August 7, 2001, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees.  The Plan has been amended since adopting the prototype plan, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.

(5)	Investments and Net Appreciation in Fair Value of Investments

The following presents individual investments at fair value that represent 5% or more of the Plan’s net assets:

	December 31,

	2010	2009
Stable Asset Fund II	$7,853,522	6,380,553
Pooled separate accounts
Vanguard Extended Market Index Fund	2,883,475	2,159,042
Vanguard Morgan Growth Fund	2,657,728	2,106,694
Davis New York Venture Y Fund	2,393,483	1,909,517
Harbor International Instl Fund	2,325,307	2,054,308
T Rowe Price Mid Cap Growth	1,919,878	*
Allianz NFJ Small Cap Growth	1,574,905	*
Rainier Small/Mid Cap Eq Instl Fund	*	1,263,897
World Acceptance Corp. common stock	1,762,464	1,731,457

* The investment was less than 5% of the Plan’s net assets available for Plan benefits as of the respective dates.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,146,618 and $4,014,499, respectively, as follows:

	2010	2009

Pooled separate accounts	$2,494,045	3,143,258
Common stock	652,573	871,241
	$3,146,618	4,014,499

(6)	Deposit Administration Contract

The Stable Asset Fund II represents a deposit administration contract (Contract) entered into by the Plan with the Plan’s recordkeeper, Standard.  Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard.  The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses.  There are no reserves against contract value for the credit risk of Contract issuer or otherwise.

The contract crediting rate is established at the end of each quarter and is guaranteed for five years.  Because the contract crediting rate is subject to reset at the end of each quarter at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value equals the contract crediting rate.  The effective annual crediting rate and yield for the Contract was approximately 3.4% and 3.3%, respectively, for the year ended December 31, 2010 and 3.5% and 3.5%, respectively, for the year ended December 31, 2009.

There were no events that limited the ability of the plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer.  Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.  Standard may terminate the contract with 30 days advance written notice to the contract owner.

(7)	Related Party Transactions

Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard.  Standard is the Recordkeeper as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities.  Interest income of $238,910 and $228,367 was paid by the Recordkeeper to the Plan in 2010 and 2009.  The Plan assets also include shares of World Acceptance Corporation common stock.  World Acceptance Corporation is the Plan Sponsor; therefore, these investment transactions qualify as party-in-interest transactions.  Investment in Company stock is participant directed.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Fair Value

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

o         Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

o         Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are less active.

o         Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds	$62,189	$-	$-	$62,189
Pooled separate accounts	-	19,318,000	-	19,318,000
Common stock	1,762,464	-	-	1,762,464
Stable asset fund	-	-	7,853,522	7,853,522
Total investments - fair value	$1,824,653	$19,318,000	$7,853,522	$28,996,175

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market funds	$73,330	$-	$-	$73,330
Pooled separate accounts	-	14,844,748	-	14,844,748
Common stock	1,731,457	-	-	1,731,457
Stable asset fund	-	-	6,380,553	6,380,553
Total investments - fair value	$1,804,787	$14,844,748	$6,380,553	$23,030,088

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and 2009:

	Level 3 Assets	Level 3 Assets
	Year Ended December 31, 2010	Year Ended December 31, 2009
	Stable Asset Fund	Stable Asset Fund

Balance, beginning of the year	$6,380,553	$5,708,864
Interest	238,910	228,367
Unrealized gain related to instruments still held at the reporting date	377,669	14,729
Purchases, sales, issuances, and settlements (net)	856,390	428,593
Balance, end of year	$7,853,522	$6,380,553

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010.

Money market funds:  Stated at net asset value, which the Plan considers a practical expedient to fair value.

Pooled separate accounts:  Valued at the net asset value based principally on quoted market price.
Common stock:  Valued at its quoted market price.

Stable asset fund:  Stated at fair value based on interest rate forecasts and credit risk for the investments underlying the contract.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Net assets available for benefits per the financial statements	$30,554,701	$24,666,127
Add: Adjustment to fair value for fully benefit-responsive investment contracts	228,743	(148,926)
Net assets available for benefits per the Form 5500	$30,783,444	$24,517,201

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2010	2009
Total investment income per the financial statements	$3,762,042	$4,469,548
Change in adjustment to fair value for fully benefit-responsive investment contracts	377,669	14,730
Total investment income per the Form 5500	$4,139,711	$4,484,278

(10)	Subsequent Events

The Plan performed an evaluation of subsequent events through the date these financial statements were issued and determined that no events required disclosure.

Schedule 1
WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a) Party in- interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market FDS T	**	$62,189

	Pooled separate accounts:
*	Standard Insurance Company	Separate Account A GE Strategic Investment Y	**	335,812
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	1,006,388
*	Standard Insurance Company	Separate Account A BlackRock LC Value I	**	1,467,966
*	Standard Insurance Company	Separate Account A Davis New York Venture Y	**	2,393,483
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Signal	**	508,199
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid Cap Value I	**	1,243,947
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	2,657,728
*	Standard Insurance Company	Separate Account A Vanguard Extended Market Index	**	2,883,475
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value	**	1,574,905
*	Standard Insurance Company	Separate Account A Jennison Small Company Z	**	276,480
*	Standard Insurance Company	Separate Account A Penn Mutual Investments	**	357,177
*	Standard Insurance Company	Separate Account A T Rowe Price Mid Cap Growth	**	1,919,878
*	Standard Insurance Company	Separate Account A T Rowe Price Equity Income	**	2,968
*	Standard Insurance Company	Separate Account A Vanguard Wellington	**	3,626
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	360,661
*	Standard Insurance Company	Separate Account A Harbor International Instl	**	2,325,307

*	Participant Loans	Interest rates from 3.25% to 8.25% and maturity dates through October 31, 2020	$0.00	1,859,040

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	1,762,464

	Deposit Administration Contract:
*	Standard Insurance Company	Stable Asset Fund II	**	7,853,522

		Total		$30,855,215

* Indicates party-in-interest to the Plan.
** Cost information has not been included in column (d) because all investments are participant-directed.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement

Savings Plan Advisory Committee

Date: June 29, 2011	By:	/s/ A. Alexander McLean, III
A. Alexander McLean, III, Committee Member
Chairman and Chief Executive Officer

	By:	/s/ Kelly M. Malson
Kelly M. Malson, Committee Member, Senior
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of KPMG LLP